                                   Form N-17f-2

                (As adopted in Release No. IC-17085, July 26, 1989,
                    effective September 25, 1989, 54 F.R. 30248)

                       U.S. Securities and Exchange Commission
                               Washington, D.C. 20549

                                    FORM N-17f-2

      Certificate of Accounting of Securities and Similar Investments In
                 The Custody of Management Investment Companies

                     Pursuant to Rule 17-2 (17 CFR 270.17f-2)

_____________________________________________________________________________

1.    Investment Company Act File Number:        Date examination completed:

      811-58433                                          07/09/1999

_____________________________________________________________________________

2.    State Identification Number:

      WI   Not Applicable

_____________________________________________________________________________

3.    Exact name of investment company as specified in registration statement:

      Marshall Funds, Inc.

_____________________________________________________________________________

4. Address of principal executive office: (number, street, city, state, zip, code)

      Federated Investors Towers
      Pittsburgh, PA 15222-3799

_____________________________________________________________________________

                               ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Board of Directors of Marshall Funds, Inc.:

We have examined management's assertion about Marshall Funds, Inc.'s (a Wisconsin Corporation which includes Marshall Money Market Fund-Investment Shares, Marshall Money Market Fund-Trust Shares, Marshall Government Income Fund, Marshall Intermediate Bond Fund, Marshall Short-Term Income Fund, Marshall Large-Cap Growth & Income Fund, Marshall Mid-Cap Value Fund, Marshall Mid-Cap Growth Fund, Marshall Small-Cap Growth Fund, Marshall Equity Income Fund, Marshall Intermediate Tax-Free Fund, and Marshall International Stock Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of July 9, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for Marshall Funds, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about Marshall Funds, Inc.'s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and accordingly, included examining, on a test basis, evidence about Marshall Funds, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 9, 1999, and with respect to agreement of security purchases and sales, for the period from August 31, 1998 (the date of our last examination) through July 9, 1999:

[BULLET] Count and inspection of all securities located in the vault of Marshall & Ilsley Trust Company without prior notice to management;

[BULLET] Confirmation of all securities held by the institutions in book entry form (Chase Manhattan Bank and Depository Trust Company);

[BULLET] Confirmation of all securities of Marshall International Stock Fund with State Street Bank and Trust Company, the custodian of the Fund, and with BPI Global Asset Management, the investment sub-advisor;

[BULLET] Confirmation of tax-exempt mutual funds owned by Marshall Funds, Inc. with transfer agents;

[BULLET] Reconciliation of all such securities to the books and records of Marshall Funds, Inc. and Marshall & Ilsley Trust Company;

[BULLET] Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with Marshall & Ilsley Trust Company; and

[BULLET] Agreement of five (5) security purchases and five (5) security sales or maturities since our last report from the books and records of Marshall Funds, Inc. to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on Marshall Funds, Inc.'s compliance with specified requirements.

In our opinion, management's assertion that Marshall Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 9, 1999 with respect to securities reflected in the investment account of Marshall Funds, Inc. is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Marshall Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                          /s/ Arthur Andersen LLP
                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
October 6, 1999

                                                       MARSHALL FUNDS
                                                       Marshall Your Resources



                   Management Statement Regarding Compliance
                   -----------------------------------------
          with Certain Provisions of the Investment Company Act of 1940
          -------------------------------------------------------------


      We, as members of management of Marshall Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements for subsection (b) and (c) of Rule 17f-2 as of July 9, 1999 and from August 31, 1998 through July 9, 1999.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 9, 1999 and from August 31, 1998 through July 9, 1999 with respect to securities reflected in the investment account of the Company.


Marshall Funds, Inc.


By:  /s/ John M. Blaser
    ---------------------------




Marshall Funds Investor Services
P.O. Box 1348
1000 North Water Street
Milwaukee, Wisconsin  53201-1348

1-800-236-FUND (3863)
1-414-287-8555
http://www.marshallfunds.com